

Mail Stop 3030

June 3, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Bradley E. Sparks
Chief Executive Officer
Visualant, Inc.
500 Union Street, Suite 406
Seattle, Washington 98101

> **Re: Visualant, Inc.**
> **Form 10-KSB for the Fiscal Year Ended September 30, 2008**
> **File No. 000-30262**

Dear Mr. Sparks:

       We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                         Sincerely,

                         Kevin L. Vaughn
                         Accounting Branch Chief